UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 HaHarash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Explanatory Note

On June 11, 2026, Oddity Finance LLC (“Oddity Finance”), a wholly-owned indirect subsidiary of ODDITY Tech Ltd. (the “Company”), entered into separate, privately negotiated repurchase agreements with holders of $50 million in aggregate principal amount of 0% Exchangeable Senior Notes due 2030 of Oddity Finance (“Existing Notes”). The repurchases are expected to close on June 17, 2026 for an aggregate purchase price of $35 million subject to customary closing conditions. Following the closing of the repurchases, $550 million in aggregate principal amount of the Existing Notes will remain outstanding.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-296510 and 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: June 12, 2026